                                                          _____________________
                                                         |    OMB APPROVAL     |
                                                         |_____________________|
                                                         |OMB NUMBER: 3235-0145|
                    UNITED STATES                        |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION              |  DECEMBER 31, 2005  |
               Washington, D.C.  20549                   |ESTIMATED AVERAGE    |
                                                         |BURDEN HOURS         |
                                                         |PER RESPONSE ...11   |
                                                         |_____________________|

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.___)*

                             MERCATOR SOFTWARE, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          -------------------------------------------------------------
                         (Title of Class and Securities)

                                    587587106
          ------------------------------------------------------------
                                 (CUSIP Number)

                         Ascential Software Corporation
                               Attn: Peter Gyenes
                             Chief Executive Officer
                              50 Washington Street
                        Westborough, Massachusetts 01581
                                 (508) 366-3888

                                 With a copy to:

           Scott N. Semel                      Louis A. Goodman, Esq.
   Ascential Software Corporation     Skadden, Arps, Slate, Meagher & Flom LLP
        50 Washington Street                     One Beacon Street
       Westborough, MA  01581                    Boston, MA  02108
           (508) 366-3880                          (617)573-4800
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 2, 2003
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 0001063167
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSON

      Ascential Software Corporation

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      943011736
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) ( )
                                                                         (b) ( )
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  ( )

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
    NUMBER OF
                              None
     SHARES       --------------------------------------------------------------
                  8.    SHARED VOTING POWER
  BENEFICIALLY

   OWNED BY                   5,910,134 ((1) and see Item 5)
                  --------------------------------------------------------------
     EACH         9.    SOLE DISPOSITIVE POWER

   REPORTING                  None
                  --------------------------------------------------------------
    PERSON        10.   SHARED DISPOSITIVE POWER

     WITH                     5,910,134 ((1) and see Item 5)
                  --------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,910,134 ((1) and see Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             ( )

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.1%(2)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

(1) Based on representations made by the tendering stockholders pursuant to the Stock Tender Agreement (as defined in Item 4). The actual number of shares beneficially owned is all shares owned as of such date or thereafter acquired by the stockholders parties to the Stock Tender Agreement.

(2) Based on 35,266,939 shares of common stock of the Issuer outstanding as of July 31, 2003, as represented by the Issuer in the Merger Agreement (as defined under Item 4 of this Statement), plus 3,802,428 shares issuable upon exercise of options subject to the Stock Tender Agreement (as defined under Item 4 of this Statement and as represented by the stockholders parties thereto).

CUSIP No. 0001063167
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSON

      Greek Acquisition Corporation

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) ( )
                                                                         (b) ( )

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  ( )

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
    NUMBER OF
                              7,049,861 ((1) and see Item 5)
     SHARES       --------------------------------------------------------------
                  8.    SHARED VOTING POWER
  BENEFICIALLY
                              5,910,134 ((1) and see Item 5)
   OWNED BY       --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER
     EACH
                              7,049,861 ((1) and see Item 5)
   REPORTING      --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
    PERSON
                              5,910,134 ((1) and see Item 5)
     WITH         --------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,959,995 ((1) and see Item 5)

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             ( )

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            28.1% (3)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

(3) Based on 35,266,939 shares of common stock of the Issuer outstanding as of July 31, 2003, as represented by the Issuer in the Merger Agreement (as defined under Item 4 of this Statement), plus 7,049,861 shares subject to the Stock Option Agreement (as defined under Item 4 of this Statement and based on the number of shares outstanding as of July 31, 2003), plus 3,802,428 shares issuable upon exercise of options subject to the Stock Tender Agreement (as defined under Item 4 of this Statement and as represented by the stockholders parties thereto).

ITEM 1. SECURITY AND ISSUER.

            The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $.01 per share (the "Common Stock"), of Mercator Software, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 45 Danbury Road, Wilton, Connecticut 06897.

ITEM 2. IDENTITY AND BACKGROUND.

            (a) - (c), (f) This Schedule 13D is being filed by Ascential Software Corporation, a Delaware Corporation ("Parent"), and Greek Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"). The principal business of Parent is supplying data integration solutions to organizations worldwide. The Purchaser is a newly-incorporated corporation formed by Parent solely for the purpose of acquiring ownership of the Issuer. The address of Parent's and Purchaser's principal executive offices is 50 Washington Street, Westborough, Massachusetts 01581

            Certain information concerning the executive officers and directors of Parent and Purchaser is set forth in Schedule A hereto and is incorporated herein by reference.

            (d) - (e) During the past five years, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the directors and officers of Parent and Purchaser, who are listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total amount of funds required to purchase all of the shares of Common Stock of the Issuer issuable pursuant to the Stock Option Agreement (as defined under Item 4 below and based on the assumption therein) is $21,149,583 of which $70,498.61 is payable in cash and the remainder by note (based on the number of shares outstanding as of July 31, 2003). In the event that the Option (as defined under
Item 4 below) is exercised, Parent would provide such funds to Purchaser from Parent's available cash and working capital.

            The total amount of funds required to purchase all of the shares of Common Stock of the Issuer (including shares issuable upon the exercise of options) subject to the Stock Tender Agreement (as defined under Item 4 below) and subject to the assumptions described therein is $17,730,402. To the extent that such shares are tendered in accordance with the terms of the Offer (as defined under Item 4 below), such funds will be included in the aggregate consideration required to consummate the Offer (as defined under Item 4 below) and the Merger (as defined under Item 4 below), which funds will be provided by Parent to Purchaser from Parent's available cash and working capital. To the extent that such shares are not tendered in accordance with the terms of the Offer (as defined under Item 4 below), and Parent subsequently exercises its option under the Stock Tender Agreement (as defined under Item 4 below) to purchase such shares, Parent will obtain such funds from Parent's available cash and working capital.

            The total amount of funds required by Parent to consummate the Offer (as defined under Item 4 below) and the Merger (as defined under Item 4 below) is estimated to be approximately $106 million plus any related transaction fees and expenses. Parent will obtain such funds from available cash and working capital.

ITEM 4. PURPOSE OF THE TRANSACTION.

            (a) - (g) On August 2, 2003, Parent, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser commenced an offer to purchase all of the outstanding Common Stock (together with any associated preferred stock or other rights issued pursuant to the Rights Agreement, dated as of September 2, 1998, by and between Issuer and The Bank of New York, as Rights Agent) at a price per share of $3.00, net to the stockholder in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together with any amendments or supplements thereto will constitute the "Offer") sent to Issuer's stockholders on or about August 8, 2003. The Offer is subject to various conditions, including, among other things, the receipt of tenders of at least 51% of the outstanding Common Stock, on a fully diluted basis. Subject to certain exceptions, following satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all of the outstanding Common Stock validly tendered pursuant to the Offer and not withdrawn.

            The Merger Agreement further provides that after purchase of the Common Stock (together with any associated preferred stock or other rights) by Purchaser in the Offer, and subject to the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the merger as the Surviving Corporation and becoming a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger each share of Common Stock outstanding immediately prior to the effective time of the Merger (other than shares held by Parent or any subsidiary of Parent (including Purchaser), which will all be cancelled, or by holders who have perfected their dissenters rights under Delaware law) will be converted into the right to receive the Offer Price, without interest.

            In connection with the Merger Agreement, Parent, Purchaser and certain directors, executive officers and officers of the Issuer identified therein (each an Individual and collectively, the "Individuals") entered into a Stock Tender Agreement (the "Stock Tender Agreement") dated as of August 2, 2003, which provides for the tender by such Individuals of the shares of Common Stock held by them as of that date or acquired prior to the consummation or termination of the Offer (whether by exercise of options or otherwise) (such shares of Common Stock being referred to as "Issuer Shares") pursuant to the Offer, the grant by such Individuals of an irrevocable proxy to officers of Purchaser to vote their Issuer Shares in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement and the grant by such Individual to Parent of an option to purchase such Individual's Issuer Shares in the event such Individual fails to comply with the terms of the Stock Tender Agreement.

            In connection with the Merger Agreement, Parent, Purchaser and Issuer entered into a Common Stock Option Agreement (the "Stock Option Agreement") dated as of August 2, 2003, pursuant to which Issuer granted Purchaser an option (the "Option") to purchase up to 19.99% of the then outstanding Issuer Shares at a purchase price per share equal to the Offer Price if Purchaser has accepted and made payment for the Common Stock validly tendered and not withdrawn in the Offer and following the exercise of the Option, Purchaser will own at least 90% of the then outstanding Common Stock.

            The foregoing descriptions of the Merger Agreement, Stock Tender Agreement and Stock Option Agreement are qualified in their entirety by reference to the full text of the forms of the Merger Agreement, Stock Tender Agreement and Stock Option Agreement, which are incorporated herein by reference. Copies of the Merger Agreement, the Stock Tender Agreement and the Stock Option Agreement are attached to this
Schedule 13D as Exhibits 1, 2 and 3, respectively.

            (h) - (j) Upon consummation of the Merger as contemplated by the Merger Agreement, the Common Stock will be delisted from the Nasdaq Stock Market, and the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

            (a) - (b) Purchaser may be deemed to beneficially own 7,049,861 shares of Common Stock as a result of the execution of the Stock Option Agreement, and would have sole voting and dispositive power with respect to any shares issuable to Purchaser upon exercise of the Option. Each of Parent and Purchaser may be deemed to beneficially own 5,910,134 shares of Common Stock (including 3,802,420 shares of Common Stock underlying options exercisable within 60 days of August 2, 2003) as a result of the execution of the Stock Tender Agreement and based on the representations of the stockholders parties thereto. Pursuant to the Stock Tender Agreement, the stockholder parties thereto have agreed to tender their Issuer Shares in accordance with the terms and conditions of the Offer and to grant Parent an option to acquire such Issuer Shares if they fail to comply with their obligations under the Stock Option Agreement. As a result, each of Parent and Purchaser may be deemed to have voting power and dispositive power with respect to the shares of Common Stock covered by the Stock Tender Agreement.

            The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Parent constitutes approximately 15.1% of the outstanding shares of Common Stock (based on 35,266,939 shares of Common Stock outstanding as of July 31, 2003, as represented by the Issuer in the Merger Agreement, plus 3,802,428 shares of Common Stock issuable upon exercise of options subject to the Stock Tender Agreement). The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Purchaser constitutes approximately 28% of the outstanding shares of Common Stock (based on 35,266,939 shares of Common Stock outstanding as of July 31, 2003, as represented by Issuer in the Merger Agreement, plus 7,049,761 shares of Common Stock subject to the Stock Option Agreement based on the number of shares outstanding as of July 31, 2003, plus 3,802,428 shares of Common Stock issuable upon exercise of options subject to the Stock Tender Agreement as represented by the stockholder parties thereto).

Parent and Purchaser each disclaims beneficial ownership of the shares of Common Stock covered by the Stock Option Agreement and the Stock Tender Agreement.

            (c) Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by Parent or Purchaser, nor to the knowledge of Parent or Purchaser, as of the date hereof, by any person listed on Schedule A hereto.

            (d) No other person is known by Parent or Purchaser to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock obtainable by Parent or Purchaser upon exercise of the Option or pursuant to the Stock Tender Agreement.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth in Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are hereby incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit No.    Exhibit Name
   -----------    ------------
      1           Agreement and Plan of Merger, dated August 2, 2003, by and among Parent, Purchaser and Issuer (incorporated herein by reference to Exhibit 2.1 to Parent's Current Report on Form
                  8-K dated August 2, 2003 filed on August 5, 2003).

      2 Common Stock Option Agreement, dated as of August 2, 2003, by and among Parent, Purchaser and Issuer (incorporated herein by reference to Exhibit 10.2 to Parent's Current Report on Form 8-K dated August 2, 2003 filed on August 5, 2003).

      3 Stock Tender Agreement, dated as of August 2, 2003, by and among Parent, Purchaser and certain stockholders of Issuer
                  (incorporated herein by reference to Exhibit 10.1 to Parent's
                  Current Report on Form 8-K dated August 2, 2003 filed August
                  5, 2003).

      4 Joint Filing Agreement, dated as of August 12, 2003, by and between Parent and Purchaser.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated: August 12, 2003

                                   ASCENTIAL SOFTWARE CORPORATION

                                   By:  /s/ Peter Gyenes
                                        -----------------------------
                                   Name:  Peter Gyenes
                                   Title: Chief Executive Officer



                                   GREEK ACQUISITION CORPORATION

                                   By:  /s/ Peter Fiore
                                        -----------------------------
                                   Name:  Peter Fiore
                                   Title: President

                                                                      SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                         ASCENTIAL SOFTWARE CORPORATION
                                       AND
                          GREEK ACQUISITION CORPORATION

            The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Ascential Software Corporation. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each such person is c/o Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

                         ASCENTIAL SOFTWARE CORPORATION

NAME                          PRESENT PRINCIPAL OCCUPATION

Peter Gyenes                  Chairman of the Board of Directors and Chief
                              Executive Officer of Ascential Software
                              Corporation

Peter Fiore                   President of Ascential Software Corporation

Robert C. McBride             Vice President and Chief Financial Officer of
                              Ascential Software Corporation

Scott N. Semel                Vice President, General Counsel and Secretary of
                              Ascential Software Corporation

John J. Gavin                 Director of Ascential Software Corporation

David J. Ellenberger          Director of Ascential Software Corporation and
                              Chief Executive Officer of 170 Systems, Inc.

William J. Weyand             Director of Ascential Software Corporation

Robert M. Morrill             Director of Ascential Software Corporation and
                              general partner of Morrill Associates, L.P.

            The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Greek Acquisition Corporation. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each such person is c/o Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

                          GREEK ACQUISITION CORPORATION

NAME                          PRESENT PRINCIPAL OCCUPATION

Peter Fiore                   President of Ascential Software Corporation AND
                              President and Director of Greek Acquisition
                              Corporation

Robert C. McBride             Vice President and Chief Financial Officer of
                              Ascential Software Corporation AND Treasurer and
                              Director of Greek Acquisition Corporation

Scott N. Semel                Vice President, General Counsel and Secretary of
                              Ascential Software Corporation AND Secretary and
                              Director of Greek Acquisition Corporation

                                  EXHIBIT INDEX

  Exhibit No.     Exhibit Name
  -----------     ------------

      1 Agreement and Plan of Merger, dated August 2, 2003, by and among Parent, Purchaser and Issuer (incorporated herein by reference to Exhibit 2.1 to Parent's Current Report on Form
                  8-K dated August 2, 2003 filed on August 5, 2003).

      2 Common Stock Option Agreement, dated as of August 2, 2003, by and among Parent, Purchaser and Issuer (incorporated herein by reference to Exhibit 10.2 to Parent's Current Report on Form 8-K dated August 2, 2003 filed on August 5, 2003).

      3 Stock Tender Agreement, dated as of August 2, 2003, by and among Parent, Purchaser and certain stockholders of Issuer
                  (incorporated herein by reference to Exhibit 10.1 to Parent's
                  Current Report on Form 8-K dated August 2, 2003 filed August
                  5, 2003).

      4 Joint Filing Agreement, dated as of August 12, 2003, by and between Parent and Purchaser.